Exhibit 99.1

Biomica Announces First Patient Dosed in its Phase I Study of its
Microbiome-Based Immuno-Oncology Drug

REHOVOT, Israel, July 26, 2022 – Biomica Ltd., a clinical-stage biopharmaceutical company developing innovative microbiome-based therapeutics and a subsidiary of Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), today announced that the first patient was dosed in its Phase I clinical trial that is designed primarily to evaluate the safety and tolerability of Biomica's microbiome-based immuno-oncology drug candidate, BMC128, in combination with immune checkpoint inhibitor (ICI) immunotherapy, in patients with either non-small cell lung cancer (NSCLC), melanoma or renal cell carcinoma (RCC). Bristol Myers Squibb’s Opdivo® is the immune checkpoint inhibitor in the trial.

Dr. Elran Haber, CEO of Biomica, stated: “We are very pleased that our trial is now underway with our first patient dosing. As the trial is open-label, we expect preliminary results and first data point readout in early 2023, as our first patients conclude their treatment programs. We are targeting to complete the study in H2-2023.”

About BMC128:

BMC128 is a rationally designed microbial consortium identified and selected through a detailed functional microbiome analysis using PRISM, a proprietary high-resolution microbiome analysis platform powered by Evogene's MicroBoost AI platform.

Developed as a Live Bacterial Product (LBP), BMC128 is an LBP consortium comprised of four unique bacterial strains, natural inhabitants of the human intestinal tract, that harbor specific functional capabilities with the potential to enhance immunological therapeutic responses and facilitate anti-tumor immune activity through multiple biological processes.

Rationally-designed consortia are multi-strain products designed to restore diversity and specific functionality to a host's microbial community with individually selected, cultured bacteria.

About Biomica Ltd.:

Biomica is a clinical-stage biopharmaceutical company developing innovative microbiome-based therapeutics utilizing a dedicated Computational Predictive Biology platform (CPB), licensed from Evogene. Biomica aims to identify and characterize disease-related microbiome entities and to develop novel therapeutics based on these understandings. The company is focused on the development of therapies for antibiotic resistant bacteria, immuno-oncology, and microbiome-related gastrointestinal (GI) disorders. Biomica is a subsidiary of Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN). For more information, please visit www.biomicamed.com.

About Evogene Ltd.:

Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by AgPlenus Ltd. and ag-biologicals by Lavie Bio Ltd.  For more information, please visit: www.evogene.com.

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “targeting” or words of similar meaning. For example, Biomica and Evogene are using forward-looking statements in this press release when they discuss the potential safety, tolerability and capabilities of, Biomica’s BMC-128 drug candidate, the timing of the clinical trial and the potential success of treatment with Biomica’s BMC128 in combination with ICI immunotherapy. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections.

Contact:

Kenny Green

E: evogene@gkir.com

T: +1 212 378 8040